Filed by Oaktree Strategic Income Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Oaktree Strategic Income Corporation
Commission File No. 814-01013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 19, 2020

Oaktree Strategic Income Corporation

(Exact name of registrant as specified in its charter)

Delaware	814-01013	61-1713295
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 South Grand Avenue, 28th Floor Los Angeles, CA	90071
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (213) 830-6300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	OCSI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02.	Results of Operations and Financial Condition.

On November 19, 2020, Oaktree Strategic Income Corporation (the “Company”) issued a press release announcing its financial results for the fiscal quarter and year ended September 30, 2020. A copy of the press release is attached hereto as Exhibit 99.1.

On November 19, 2020, the Company will host a conference call to discuss its financial results for the fiscal quarter and year ended September 30, 2020. In connection therewith, the Company provided an investor presentation on its website at http://www.oaktreestrategicincome.com. A copy of the investor presentation is attached hereto as Exhibit 99.2.

The information disclosed under this Item 2.02, including Exhibits 99.1 and 99.2 hereto, is being “furnished” and is not deemed “filed” by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor is it deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press release of Oaktree Strategic Income Corporation dated November 19, 2020

99.2	Oaktree Strategic Income Corporation Fourth Quarter and Fiscal Year 2020 Earnings Presentation

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OAKTREE STRATEGIC INCOME CORPORATION

Date: November 19, 2020	By:	/s/ Mel Carlisle
Name: Mel Carlisle
Title: Chief Financial Officer and Treasurer

Exhibit 99.1

Oaktree Strategic Income Corporation Announces Fourth Fiscal Quarter and Full Year 2020 Financial Results and Declares Increased Distribution of $0.145 Per Share

LOS ANGELES, CA, November 19, 2020—Oaktree Strategic Income Corporation (NASDAQ: OCSI) (“Oaktree Strategic Income” or the “Company”), a specialty finance company, today announced its financial results for the fiscal quarter and year ended September 30, 2020.

Financial Highlights for the Quarter and Year Ended September 30, 2020

•

Total investment income was $9.0 million ($0.30 per share) and $39.5 million ($1.34 per share) for the fourth fiscal quarter and the full fiscal year of 2020, respectively, as compared with $8.6 million ($0.29 per share) and $49.6 million ($1.68 per share) for the third fiscal quarter of 2020 and the full fiscal year of 2019, respectively. The increase in investment income for the quarter was primarily driven by higher yields on new originations and higher make-whole interest income and prepayment fees resulting from the partial paydown of an investment. The decrease in investment income for the full year was primarily due to lower interest income due to lower LIBOR, the Company’s debt investment in OCSI Glick JV LLC (“OCSI Glick JV”) being on non-accrual status and a smaller average investment portfolio.

•

Net investment income was $3.7 million ($0.13 per share) and $16.2 million ($0.55 per share) for the fourth fiscal quarter and full fiscal year of 2020, respectively, as compared with $3.2 million ($0.11 per share) and $21.1 million ($0.72 per share) for the third fiscal quarter of 2020 and full fiscal year of 2019, respectively. The increase in net investment income was primarily driven by higher investment income and lower interest expense. The decrease in net investment income for the full year was primarily due to lower investment income, partially offset by lower interest expense.

•

Net asset value (“NAV”) per share was $9.05 as of September 30, 2020, up 7% from $8.47 as of June 30, 2020. The increase in NAV was primarily attributable to unrealized gains resulting from price increases on liquid debt investments and the impact of tighter credit spreads on private debt investment valuations following the improvement in broader credit market conditions. NAV was down 6% from $9.65 as of September 30, 2019, primarily due to depreciation of certain debt investments related to increased market volatility resulting from the onset of the COVID-19 pandemic in March 2020.

•

Originated $54.1 million of new investment commitments and received $71.6 million of proceeds from prepayments, exits, other paydowns and sales during the quarter ended September 30, 2020. Of these new investment commitments, 86.2% were first lien loans and 10.0% were second lien loans. The weighted average yield on new debt investments was 9.5%.

•	Total debt outstanding was $267.6 million as of September 30, 2020. The total debt to equity ratio was 1.00x, and the net debt to equity ratio was 0.91x, after adjusting for cash and cash equivalents.

•

Liquidity as of September 30, 2020 was composed of $25.1 million of unrestricted cash and cash equivalents and $83.3 million of undrawn capacity on its credit facilities (subject to borrowing base and other limitations). Unfunded investment commitments were $33.7 million ($19.7 million excluding unfunded commitments to the OCSI Glick JV), with approximately $14.4 million that can be drawn immediately. The remaining $5.3 million is subject to certain milestones that must be met by one of the Company’s portfolio companies.

•	A quarterly cash distribution was declared of $0.145 per share, a 16% increase from the prior quarter distribution, payable on December 31, 2020 to stockholders of record on December 15, 2020.

Armen Panossian, Chief Executive Officer and Chief Investment Officer, said, “OCSI delivered strong performance in the fourth quarter, highlighted by a continued recovery in NAV and solid earnings growth. NAV grew by 7% in the quarter, reflecting improvement in credit market conditions and the ongoing strong credit quality of the mostly first lien investment portfolio. Net investment income rose by 18% from the third quarter, as we have been leveraging Oaktree’s credit platform to deploy capital in opportunistic investments on attractive terms. Reflecting our solid results, the Board of Directors announced a December dividend of $0.145 per share. Looking ahead, we believe that OCSI’s conservatively positioned portfolio is well-positioned to continue to generate strong risk-adjusted returns for our shareholders.”

Distribution Declaration

The Board of Directors declared a quarterly distribution of $0.145 per share, an increase of 16%, or $0.02 per share, from the prior quarter distribution, payable on December 31, 2020 to stockholders of record on December 15, 2020.

Distributions are paid primarily from distributable (taxable) income. To the extent taxable earnings for a fiscal taxable year fall below the total amount of distributions for that fiscal year, a portion of those distributions may be deemed a return of capital to the Company’s stockholders.

Results of Operations

	For the three months ended				For the year ended
	September 30, 2020 (unaudited)	June 30, 2020 (unaudited)	September 30, 2019 (unaudited)		September 30, 2020		September 30, 2019
Operating results:
Interest income	$7,730,348	$7,783,459	$11,975,868		$36,391,297		$48,995,053
PIK interest income	938,550	744,122	9,633		1,983,129		26,220
Fee income	277,251	108,580	92,675		1,153,610		606,197
Dividend income	6,008	—	—		6,008		—

Total investment income	8,952,157	8,636,161	12,078,176		39,534,044		49,627,470
Net expenses	5,206,521	5,467,652	6,936,609		23,330,544		28,487,219

Net investment income	3,745,636	3,168,509	5,141,567		16,203,500		21,140,251
Net realized and unrealized gains (losses)	16,910,056	38,990,006	(2,145,221)		(17,470,703)		(14,166,269)

Net increase (decrease) in net assets resulting from operations	$20,655,692	$42,158,515	$2,996,346		$(1,267,203)		$6,973,982

Net investment income per common share	$0.13	$0.11	$0.17		$0.55		$0.72
Net realized and unrealized gains (losses) per common share	$0.57	$1.32	$(0.07)		$(0.59)		$(0.48)
Earnings (loss) per common share — basic and diluted	$0.70	$1.43	$0.10		$(0.04)		$0.24

			As of
			September 30, 2020		June 30, 2020 (unaudited)		September 30, 2019
Select balance sheet and other data:
Cash and cash equivalents			$25,072,749		$30,102,649		$5,646,899
Investment portfolio at fair value			502,293,365		506,452,244		597,104,447
Total debt outstanding			267,586,378		312,156,800		294,656,800
Net assets			266,681,411		249,709,066		284,450,006
Net asset value per share			9.05		8.47		9.65
Total debt to equity ratio			1.00	x	1.25	x	1.04	x
Net debt to equity ratio			0.91	x	1.13	x	1.02	x

Total investment income for the quarter ended September 30, 2020 was $9.0 million and included $7.7 million of interest income from portfolio investments, $0.9 million of payment-in-kind (“PIK”) interest income and $0.3 million of fee income. Total investment income was $0.3 million higher as compared to the quarter ended June 30, 2020, primarily driven by higher yields on new originations and higher make-whole interest income and prepayment fees resulting from the partial paydown of an investment.

Total investment income for the year ended September 30, 2020 was $39.5 million and included $36.4 million of interest income from portfolio investments, $2.0 million of PIK interest income and $1.2 million of fee income. Total investment income was $10.1 million lower as compared to the year ended September 30, 2019, primarily due to lower interest income due to lower LIBOR, the Company’s debt investment in the OCSI Glick JV being on non-accrual status and a smaller average investment portfolio.

Net expenses for the quarter ended September 30, 2020 totaled $5.2 million, down $0.3 million from $5.5 million in the quarter ended June 30, 2020. The decline was primarily attributable to a $0.5 million decrease in interest expense due to lower borrowings, offset by $0.2 million of higher professional fees.

Net expenses for the year ended September 30, 2020 totaled $23.3 million, down $5.2 million from $28.5 million for the year ended September 30, 2019. The decline was primarily driven by $2.3 million of lower Part I incentive fees (net of waivers) due to lower investment income, a $2.1 million decrease in interest expense as a result of lower LIBOR and a $0.6 million decrease in professional fees, administrator expense and general and administrative expenses.

Net investment income for the quarter ended September 30, 2020 was $3.7 million ($0.13 per share), up as compared with $3.2 million ($0.11 per share) for the third fiscal quarter of 2020, primarily driven by a $0.3 million increase in investment income and a $0.3 million decrease in net expenses.

Net investment income for the year ended September 30, 2020 was $16.2 million ($0.55 per share), down as compared with $21.1 million ($0.72 per share) for the year ended September 30, 2019, primarily attributable to a $10.1 million decrease in investment income, partially offset by a $5.2 million decrease in net expenses.

Net realized and unrealized gains on the investment portfolio for the quarter were $16.9 million, primarily driven by price increases on liquid debt investments and the impact of tighter credit spreads on private debt investment valuations resulting from the continued improvement in broader credit market conditions during the quarter. Net realized and unrealized losses on the investment portfolio for the year ended September 30, 2020 were $17.5 million, primarily due to depreciation of certain debt investments related to increased market volatility resulting from the onset of the COVID-19 pandemic in March 2020.

Portfolio and Investment Activity

	As of
($ in thousands)	September 30, 2020 (unaudited)	June 30, 2020 (unaudited)	September 30, 2019 (unaudited)
Investments at fair value	$502,293	$506,452	$597,104
Number of portfolio companies	78	76	84
Average portfolio company debt size	$6,600	$6,700	$7,200

Asset class:
Senior secured debt	89.7%	90.9%	90.9%
OCSI Glick JV	9.8%	9.1%	9.1%
Equity	0.5%	—%	—%

Non-accrual debt investments:
Non-accrual investments at fair value	$49,910	$47,874	$—
Non-accrual investments as a percentage of debt investments	9.9%	9.5%	—%
Number of investments on non-accrual	1	2	—

Interest rate type:
Percentage floating-rate	98.1%	98.7%	100.0%
Percentage fixed-rate	1.9%	1.3%	—%

Yields:
Weighted average yield on debt investments[1]	6.3%	5.9%	7.4%
Weighted average yield on debt investments (excluding the OCSI Glick JV)[2]	7.0%	6.5%	7.3%
Cash component of weighted average yield on debt investments	5.3%	5.1%	7.3%
Weighted average yield on total portfolio investments[3]	6.3%	5.9%	7.4%

Investment activity:
New investment commitments	$54,100	$41,600	$50,800
New funded investment activity[4]	$51,900	$34,900	$51,100
Proceeds from prepayments, exits, other paydowns and sales	$71,600	$90,700	$40,200
Net new investments[5]	$(19,700)	$(55,800)	$10,900
Number of new investment commitments in new portfolio companies	9	7	7
Number of new investment commitments in existing portfolio companies	3	2	1
Number of portfolio company exits	6	19	5

[1]

Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments, including the Company’s share of the return on debt investments in the OCSI Glick JV.

[2]

Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments, excluding the Company’s share of the return on debt investments in the OCSI Glick JV.

[3]

Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments and dividend income, including the Company’s share of the return on debt investments in the OCSI Glick JV.

[4]	New funded investment activity includes drawdowns on existing revolver and delayed draw term loan commitments.
[5]	Net new investments consists of new funded investment activity less proceeds from prepayments, exits, other paydowns and sales.

As of September 30, 2020, the fair value of the Company’s investment portfolio was $502.3 million and was composed of investments in 78 companies, including the OCSI Glick JV.

As of September 30, 2020, 89.7% of the Company’s portfolio at fair value consisted of senior secured debt investments, including 86.0% of first liens and 3.7% of second liens, and 9.8% was related to a subordinated note investment in the OCSI Glick JV.

As of September 30, 2020, there was one investment on non-accrual status, which represented 12.3% of the debt portfolio at cost and 9.9% at fair value. During the quarter ended September 30, 2020, one investment was removed from non-accrual status following a restructuring.

The Company’s investments in the OCSI Glick JV totaled $49.4 million at fair value as of September 30, 2020, up 7.5% from $46.0 million as of June 30, 2020. The increase in the value of the Company’s investments in the OCSI Glick JV was primarily driven by unrealized appreciation in the underlying investment portfolio resulting from the broader market recovery during the quarter and the OCSI Glick JV’s use of leverage. The Company’s investment in the OCSI Glick JV remained on non-accrual status as of September 30, 2020. While the Company did not recognize income from the OCSI Glick JV during the quarter, the underlying OCSI Glick JV portfolio generated net investment income of $1.4 million. Following quarter-end, the OCSI Glick JV used these proceeds to make a $1.1 million repayment of outstanding principal on the subordinated notes, of which $1.0 million was paid to the Company.

As of September 30, 2020, the OCSI Glick JV had $137.9 million in assets, including senior secured loans to 40 portfolio companies. As of September 30, 2020, two investments held by the OCSI Glick JV were on non-accrual status, which represented 4.4% of the OCSI Glick JV portfolio at cost and 1.7% at fair value, respectively. As of September 30, 2020, OCSI Glick JV had $9.3 million of undrawn capacity (subject to borrowing base and other limitations) on its senior revolving credit facility.

Liquidity and Capital Resources

As of September 30, 2020, the Company had total principal value of debt outstanding of $267.6 million under its credit facilities. The Company was in compliance with all financial covenants under its credit facilities as of September 30, 2020.

As of September 30, 2020, the Company had $25.1 million of unrestricted cash and cash equivalents and $83.3 million of undrawn capacity on its credit facilities (subject to borrowing base and other limitations). Unfunded investment commitments were $33.7 million ($19.7 million excluding unfunded investment commitments to the OCSI Glick JV), with approximately $14.4 million that can be drawn immediately. The remaining $5.3 million is subject to certain milestones that must be met by one of the Company’s portfolio companies. The Company has analyzed cash and cash equivalents, availability under its credit facilities, the ability to rotate out of certain assets and amounts of unfunded commitments that could be drawn and believe its liquidity and capital resources are sufficient to take advantage of market opportunities in the current economic climate.

As of September 30, 2020, the weighted average interest rate on debt outstanding was 2.6%, down from 3.0% as of June 30, 2020, primarily reflecting the decline in LIBOR during the quarter.

The Company’s total debt to equity ratio was 1.00x and 1.25x as of September 30, 2020 and June 30, 2020, respectively. The Company’s net debt to equity ratio was 0.91x and 1.13x as of September 30, 2020 and June 30, 2020, respectively.

Recent Developments

Merger Agreement

On October 28, 2020, OCSI entered into an agreement to merge with and into Oaktree Specialty Lending Corporation (“OCSL”), an affiliated business development company managed by Oaktree Fund Advisors, LLC, with OCSL as the surviving company. Under the terms of the proposed merger, the Company’s shareholders will receive an amount of shares of OCSL common stock with a NAV equal to the NAV of shares of the Company’s common stock that they hold at the time of closing. The transaction is subject to approval by OCSL and the Company’s stockholders and other customary closing conditions. Assuming these conditions are satisfied, the transaction is expected to close in the first calendar quarter of 2021.

Conference Call Information

Oaktree Strategic Income will host a conference call to discuss its fourth fiscal quarter and full year 2020 results at 12:30 p.m. Eastern Time / 9:30 a.m. Pacific Time on November 19, 2020. The conference call may be accessed by dialing (877) 507-4376 (U.S. callers) or +1 (412) 317-5239 (non-U.S. callers), participant password “Oaktree Strategic Income.” Alternatively, a live webcast of the conference call can be accessed on Oaktree Strategic Income’s website, www.oaktreestrategicincome.com. During the earnings conference call, the Company intends to refer to an investor presentation that will be available on the Investors section of its website.

For those individuals unable to listen to the live broadcast of the conference call, a replay will be available on Oaktree Strategic Income’s website, or by dialing (877) 344-7529 (U.S. callers) or +1 (412) 317-0088 (non-U.S. callers), access code 10148615, beginning approximately one hour after the broadcast.

About Oaktree Strategic Income Corporation

Oaktree Strategic Income Corporation (NASDAQ:OCSI) is a specialty finance company dedicated to providing customized capital solutions for middle-market companies in both the syndicated and private placement markets. The Company’s investment objective is to generate a stable source of current income while minimizing the risk of principal loss and, to a lesser extent, capital appreciation by providing innovative first-lien financing solutions to companies across a wide variety of industries. The Company is regulated as a business development company under the Investment Company Act of 1940, as amended, and is externally managed by Oaktree Fund Advisors, LLC, an affiliate of Oaktree Capital Management, L.P. For additional information, please visit Oaktree Strategic Income’s website at www.oaktreestrategicincome.com.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger of OCSL with and into the Company (the “Mergers”). The forward-looking statements may include statements as to: future operating results of OCSL and the Company and distribution projections; business prospects of OCSL and the Company and the prospects of their portfolio companies; and the impact of the investments that OCSL and the Company expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of OCSL and the Company’s stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, (x) risks associated with possible disruption in the operations of OCSL and the Company or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in OCSL’s and the Company’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in OCSL’s and the Company’s publicly disseminated documents and filings. OCSL and the Company have based the forward-looking statements included in this press release on information available to them on the date of this press release, and they assume no obligation to update any such forward-looking statements. Although OCSL and the Company undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OCSL and the Company in the future may file with the Securities and Exchange Commission, including a joint proxy statement on Schedule 14A that OCSL and the Company will file with the SEC in connection with the Mergers, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Contacts

Investor Relations:

Oaktree Strategic Income Corporation

Michael Mosticchio

(212) 284-1900

ocsi-ir@oaktreecapital.com

Media Relations:

Financial Profiles, Inc.

Moira Conlon

(310) 478-2700

mediainquiries@oaktreecapital.com

Oaktree Strategic Income Corporation

Consolidated Statements of Assets and Liabilities

	September 30, 2020	June 30, 2020 (unaudited)	September 30, 2019
ASSETS
Investments at fair value:
Control investments (cost September 30, 2020: $72,157,302; cost June 30, 2020: $73,157,302; cost September 30, 2019: $73,189,664)	$49,409,901	$45,959,183	$54,326,418
Non-control/Non-affiliate investments (cost September 30, 2020: $466,907,805; cost June 30, 2020: $486,882,953; cost September 30, 2019: $553,679,070)	452,883,464	460,493,061	542,778,029

Total investments at fair value (cost September 30, 2020: $539,065,107; cost June 30, 2020: $560,040,255; cost September 30, 2019: $626,868,734)	502,293,365	506,452,244	597,104,447
Cash and cash equivalents	25,072,749	30,102,649	5,646,899
Restricted cash	4,427,678	7,792,996	8,404,733
Interest, dividends and fees receivable	1,273,014	1,940,633	3,813,730
Due from portfolio companies	527,064	556,404	350,597
Receivables from unsettled transactions	7,966,668	29,207,404	5,091,671
Deferred financing costs	2,130,020	2,010,442	2,139,299
Deferred offering costs	121,310	101,846	—
Derivative asset at fair value	—	281,117	20,876
Other assets	557,776	879,067	761,462

Total assets	$544,369,644	$579,324,802	$623,333,714

LIABILITIES AND NET ASSETS
Liabilities:
Accounts payable, accrued expenses and other liabilities	$1,401,709	$1,312,049	$901,410
Base management fee and incentive fee payable	1,663,660	1,641,920	1,368,431
Due to affiliate	1,165,838	1,136,158	1,457,007
Interest payable	1,486,077	1,983,791	2,750,587
Payables from unsettled transactions	4,254,635	11,385,018	37,724,473
Derivative liability at fair value	129,936	—	—
Director fees payable	—	—	25,000
Credit facilities payable	256,656,800	312,156,800	294,656,800
Secured borrowings	10,929,578	—	—

Total liabilities	277,688,233	329,615,736	338,883,708
Commitments and contingencies
Net assets:
Common stock, $0.01 par value per share, 150,000,000 shares authorized; 29,466,768 shares issued and outstanding as of September 30, 2020, June 30, 2020 and September 30, 2019	294,668	294,668	294,668
Additional paid-in-capital	369,199,332	369,199,332	369,199,332
Accumulated overdistributed earnings	(102,812,589)	(119,784,934)	(85,043,994)

Total net assets (equivalent to $9.05, $8.47 and $9.65 per common share as of September 30, 2020, June 30, 2020 and September 30, 2019, respectively)	266,681,411	249,709,066	284,450,006

Total liabilities and net assets	$544,369,644	$579,324,802	$623,333,714

Oaktree Strategic Income Corporation

Consolidated Statements of Operations

(unaudited)

	Three months ended September 30, 2020 (unaudited)	Three months ended June 30, 2020 (unaudited)	Three months ended September 30, 2019 (unaudited)	Year ended September 30, 2020	Year ended September 30, 2019
Interest income:
Control investments	$—	$—	$1,500,837	$1,436,726	$5,945,194
Non-control/Non-affiliate investments	7,729,181	7,780,962	10,443,068	34,892,600	42,847,646
Interest on cash and cash equivalents	1,167	2,497	31,963	61,971	202,213

Total interest income	7,730,348	7,783,459	11,975,868	36,391,297	48,995,053

PIK interest income:
Non-control/Non-affiliate investments	938,550	744,122	9,633	1,983,129	26,220

Total PIK interest income	938,550	744,122	9,633	1,983,129	26,220

Fee income:
Non-control/Non-affiliate investments	277,251	108,580	92,675	1,153,610	606,197

Total fee income	277,251	108,580	92,675	1,153,610	606,197

Dividend income:
Non-control/Non-affiliate investments	6,008	—	—	6,008	—

Total dividend income	6,008	—	—	6,008	—

Total investment income	8,952,157	8,636,161	12,078,176	39,534,044	49,627,470

Expenses:
Base management fee	1,320,373	1,374,962	1,511,365	5,642,982	5,875,236
Part I incentive fee	343,265	266,935	1,048,786	1,873,858	4,293,999
Professional fees	436,064	243,949	303,380	1,316,387	1,534,958
Directors fees	105,000	105,000	105,000	420,000	420,278
Interest expense	2,532,597	2,995,323	3,673,356	12,431,910	14,528,318
Administrator expense	214,695	217,964	231,756	911,612	1,121,984
General and administrative expenses	254,527	263,519	260,501	1,055,916	1,201,721

Total expenses	5,206,521	5,467,652	7,134,144	23,652,665	28,976,494
Fees waived	—	—	(197,535)	(322,121)	(489,275)

Net expenses	5,206,521	5,467,652	6,936,609	23,330,544	28,487,219

Net investment income	3,745,636	3,168,509	5,141,567	16,203,500	21,140,251

Unrealized appreciation (depreciation):
Control investments	4,450,718	8,125,254	(1,287,873)	(3,884,155)	(3,873,446)
Non-control/Non-affiliate investments	12,365,551	33,839,061	1,106,013	(3,123,300)	(9,806,905)
Foreign currency forward contract	(411,053)	(35,850)	33,508	(150,812)	(24,931)

Net unrealized appreciation (depreciation)	16,405,216	41,928,465	(148,352)	(7,158,267)	(13,705,282)

Realized gains (losses):
Non-control/Non-affiliate investments	223,723	(2,938,459)	(2,187,603)	(10,326,109)	(943,588)
Foreign currency forward contract	281,117	—	190,734	13,673	482,601

Net realized gains (losses)	504,840	(2,938,459)	(1,996,869)	(10,312,436)	(460,987)

Net realized and unrealized gains (losses)	16,910,056	38,990,006	(2,145,221)	(17,470,703)	(14,166,269)

Net increase (decrease) in net assets resulting from operations	$20,655,692	$42,158,515	$2,996,346	$(1,267,203)	$6,973,982

Net investment income per common share — basic and diluted	$0.13	$0.11	$0.17	$0.55	$0.72
Earnings (loss) per common share — basic and diluted	$0.70	$1.43	$0.10	$(0.04)	$0.24
Weighted average common shares outstanding — basic and diluted	29,466,768	29,466,768	29,466,768	29,466,768	29,466,768

Fourth Quarter Fiscal Year 2020 Earnings Presentation November 19, 2020 Nasdaq: OCSI Exhibit 99.2

Forward Looking Statements Some of the statements in this presentation constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this presentation may include statements as to: our future operating results and distribution projections; the ability of Oaktree Fund Advisors, LLC (“Oaktree”) to reposition our portfolio and to implement Oaktree’s future plans with respect to our business; the ability of Oaktree and its affiliates to attract and retain highly talented professionals; our business prospects and the prospects of our portfolio companies; the impact of the investments that we expect to make; the ability of our portfolio companies to achieve their objectives; our expected financings and investments and additional leverage we may seek to incur in the future; the adequacy of our cash resources and working capital; the timing of cash flows, if any, from the operations of our portfolio companies; and the cost or potential outcome of any litigation to which we may be a party. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in our annual report on Form 10-K for the fiscal year ended September 30, 2020. Other factors that could cause actual results to differ materially include: changes or potential disruptions in our operations, the economy, financial markets or political environment; risks associated with possible disruption in our operations or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities) and conditions in our operating areas, particularly with respect to business development companies or regulated investment companies; general considerations associated with the COVID-19 pandemic; the ability of the parties to consummate the two-step merger (the “Mergers”) of OCSI with and into Oaktree Specialty Lending Corporation (“OCSL”) on the expected timeline, or at all; the ability to realize the anticipated benefits of the Mergers; the effects of disruption on our business from the proposed Mergers; the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; any potential termination of the Merger Agreement; the actions of our stockholders or the stockholders of OCSL with respect to the proposals submitted for their approval in connection with the Mergers; and other considerations that may be disclosed from time to time in our publicly disseminated documents and filings. We have based the forward-looking statements included in this presentation on information available to us on the date of this presentation, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Additional Information and Where to Find It In connection with the Mergers, OCSI and OCSL plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and OCSL plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OCSL. The Joint Proxy Statement and the Registration Statement will each contain important information about OCSI, OCSL, the Mergers and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OCSI AND OCSL ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCSI, OCSL, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by OCSI, from OCSI’s website at http://www.oaktreestrategicincome.com and, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com. Participants in the Solicitation OCSI, its directors, certain of its executive officers and certain employees and officers of Oaktree and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSI is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on January 13, 2020. OCSL, its directors, certain of its executive officers and certain employees and officers of Oaktree and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSL is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on January 13, 2020. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OCSI and OCSL stockholders in connection with the Mergers will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above. No Offer or Solicitation This presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OCSI, OCSL or in any fund or other investment vehicle managed by Oaktree or any of its affiliates. Unless otherwise indicated, data provided herein are dated as of September 30, 2020.

Summary of Results for the Quarter Ended September 30, 2020 Net Investment Income $0.13 per share as of September 30, 2020, up 18% as compared to $0.11 per share as of June 30, 2020 Increase primarily driven by higher yields on new originations, higher make-whole interest and prepayment fees and lower interest expense Dividend Declared a cash distribution of $0.145 per share, an increase of 16% ($0.02 per share) from the prior distribution Distribution will be payable on December 31, 2020 to stockholders of record as of December 15, 2020 Net Asset Value $9.05 per share as of September 30, 2020, up 7% as compared to $8.47 per share as of June 30, 2020 Increase primarily due to unrealized gains resulting from price increases on liquid debt investments Investment Activity $54 million of new investment commitments across 12 companies 9.5% weighted average yield on new investment commitments; 86% first lien, 10% second lien Received $72 million of proceeds from prepayments, exits, other paydowns and sales, primarily driven by active sales of lower yielding investments Capital Structure & Liquidity $268 million of total debt outstanding as of September 30, 2020; 1.00x total debt to equity Liquidity was composed of $25 million of unrestricted cash and $83 million of undrawn capacity on credit facilities1; unfunded commitments were $20 million, approximately $14 million of which can be drawn immediately2 OCSL-OCSI Merger Agreement On October 28, 2020, the Company entered into an agreement to merge with and into OCSL, an affiliated business development company managed by Oaktree, with OCSL as the surviving company. Under the terms of the proposed merger, the Company’s shareholders will receive an amount of shares of OCSL common stock with a NAV equal to the NAV of shares of the Company’s common stock that they hold at the time of closing. The transaction is subject to approval by OCSL and the Company’s stockholders and other customary closing conditions. Assuming these conditions are satisfied, the transaction is expected to close in the first calendar quarter of 2021 1Credit facility availability subject to borrowing base and other limitations. 2Excludes unfunded commitments to OCSI Glick JV LLC (the “Glick JV”), a joint venture that invests primarily in middle market and other corporate debt securities. Approximately $5 million of unfunded commitments were ineligible to be immediately drawn due to certain milestones.

Portfolio Summary as of September 30, 2020 (As % of total portfolio at fair value; $ in millions) (As % of total portfolio at fair value) Portfolio Composition Top Ten Industries4 Portfolio Characteristics Note:Numbers may not sum due to rounding. 1Excludes OCSI’s share of the return on debt investments in the Glick JV. 2 Excludes negative EBITDA borrowers and recurring revenue software investments. 3Excludes OCSI’s investment in the Glick JV, which was restructured during the quarter ended March 31, 2020 and placed on non-accrual status. Including the Glick JV, non-accruals represented 9.9% of the debt portfolio at fair value as of September 30, 2020. 4 Based on GICS sub-industry classification. Excludes multi-sector holdings, which is composed of investments in the Glick JV. $502 million Total Investments 78 Portfolio Companies 7.0% Weighted Average Yield on Debt Investments $142 million Median Debt Portfolio Company EBITDA2 90% Senior Secured Debt Investments 0 Non-Accruals (Excluding the Glick JV)3 (At fair value) (Excluding the Glick JV)1

Portfolio Diversity OCSI’s portfolio is diverse across borrowers and industries (As % of total portfolio at fair value) (As % of total portfolio at fair value) Portfolio by Industry1 Diversity by Investment Size Top 10 Investments 24% Next 15 Investments 24% Remaining 52 Investments 42% Glick JV 10% Industry % of Portfolio Software 13.1% Commercial Services & Supplies 8.7% Media 6.4% Aerospace & Defense 5.7% Diversified Telecommunication Services 4.5% IT Services 4.4% Chemicals 3.6% Entertainment 3.3% Hotels, Restaurants & Leisure 3.2% Oil, Gas & Consumable Fuels 3.1% Health Care Providers & Services 3.1% Personal Products 2.7% Remaining 20 Industries 28.5% Glick JV 9.8% As of September 30, 2020 Note:Numbers may not sum due to rounding. 1Based on GICS industry classification.

Portfolio Originations New Investment Highlights ($ in millions) Historical Originations and Exits (As % of new investment commitments; $ in millions) New Investment Composition Note:Numbers rounded to the nearest million or percentage point and may not sum due to rounding. 1 New funded investments includes drawdowns on existing revolver commitments. 2Investment exits includes proceeds from prepayments, exits, other paydowns and sales. 2 1 $54 million New Investment Commitments $52 million New Investment Fundings 9.5% Weighted Average Yield on New Debt Commitments 100% Also Held by Other Oaktree Funds $49 million New Investment Commitments in New Portfolio Companies $5 million New Investment Commitments in Existing Portfolio Companies

As of September 30, 2020 Note:Numbers may not sum due to rounding. 1Excludes investments in the Glick JV. Non-Core Investment Portfolio Detail Portfolio Repositioning Progress1 (As % of non-core investment portfolio at fair value; $ in millions) Non-core Investments by Type (At fair value; $ in millions) Non-core Portfolio Composition $37 Non-Core Investments: 8% of portfolio Non-Core Investments: 58% of portfolio -87% Non-Core Investments +98% Core Investments ($ in millions; at fair value) Only four non-core investments remained as of September 30, 2020

Financial Highlights ($ in thousands, except per share amounts) As of 9/30/2020 6/30/2020 3/31/2020 12/31/2019 9/30/2019 Net Investment Income per Share $0.13 $0.11 $0.15 $0.16 $0.17 Net Realized and Unrealized Gains (Losses) per Share $0.57 $1.32 $(2.53) $0.05 $(0.07) Earnings (Loss) per Share $0.70 $1.43 $(2.38) $0.21 $0.10 Distributions per Share $0.125 $0.125 $0.155 $0.155 $0.155 NAV per Share $9.05 $8.47 $7.17 $9.71 $9.65 Weighted Average Shares Outstanding 29,466,768 29,466,768 29,466,768 29,466,768 29,466,768 Investment Portfolio (at Fair Value) $502,293 $506,452 $524,379 $584,454 $597,104 Cash and Cash Equivalents $25,073 $30,103 $21,931 $9,525 $5,647 Total Assets $544,370 $579,325 $589,794 $613,134 $623,334 Total Debt Outstanding $267,586 $312,157 $327,157 $306,157 $294,657 Net Assets $266,681 $249,709 $211,234 $286,017 $284,450 Total Debt to Equity Ratio 1.00x 1.25x 1.55x 1.07x 1.04x Net Debt to Equity Ratio 0.91x 1.13x 1.44x 1.04x 1.02x Weighted Average Interest Rate on Debt Outstanding 2.6% 3.0% 3.8% 4.0% 4.2%

OAKTREE
OCSI | Strategic Income Corporation

Portfolio Highlights

($ in thousands; at fair value)	As of 9/30/2020	6/30/2020	3/31/2020	12/31/2019	9/30/2019
Investments at Fair Value	$502,293	$506,452	$524,379	$584,454	$597,104
Number of Portfolio Companies	78	76	88	84	84
Average Portfolio Company Debt Investment Size	$6,600	$6,700	$6,000	$7,100	$7,200
Asset Class:					
First Lien	86.0%	88.4%	90.6%	88.0%	88.5%
Second Lien	3.7%	2.5%	2.2%	2.7%	2.4%
Glick JV	9.8%	9.1%	7.2%	9.3%	9.1%
Equity	0.5%	0.0%	0.0%	0.0%	0.0%
Interest Rate Type for Debt Investments:					
% Floating Rate	98.1%	98.7%	100.0%	100.0%	100.0%
% Fixed Rate	1.9%	1.3%	-%	-%	-%
Yields					
Weighted Average Yield on Debt Investments[1]	6.3%	5.9%	6.0%	7.2%	7.4%
Weighted Average Yield on Debt Investments (Excluding the Glick JV)[2]	7.0%	6.5%	6.5%	7.1%	7.3%
Cash Component of Weighted Average Yield on Debt Investments	5.3%	5.1%	5.5%	7.0%	7.3%
Weighted Average Yield on Total Portfolio Investments[3]	6.3%	5.9%	6.0%	7.2%	7.4%

Note: Numbers may not sum due to rounding.

1 *Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments, including our share of the return on the debt investments in the Glick JV.*

2 *Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments, excluding our share of the return on the debt investments in the Glick JV.*

3 *Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments and dividend income, including our share of the return on the debt investments in the Glick JV.*

8

Investment Activity ($ in thousands) As of 9/30/2020 6/30/2020 3/31/2020 12/31/2019 9/30/2019 New Investment Commitments $54,100 $41,600 $93,900 $34,900 $50,800 New Funded Investment Activity1 $51,900 $34,900 $101,300 $37,900 $51,100 Proceeds from Prepayments, Exits, Other Paydowns and Sales $71,600 $90,700 $83,800 $46,000 $40,200 Net New Investments2 $(19,700) $(55,800) $17,500 $(8,100) $10,900 New Investment Commitments in New Portfolio Companies 9 7 18 9 7 New Investment Commitments in Existing Portfolio Companies 3 2 9 2 1 Portfolio Company Exits 6 19 14 9 5 Weighted Average Yield at Cost on New Debt Investment Commitments 9.5% 9.5% 6.6% 6.6% 6.8% 1New funded investment activity includes drawdowns on existing revolver commitments. 2Net new investments consists of new funded investment activity less proceeds from prepayments, exits, other paydowns and sales.

Historical Statement of Operations ($ in thousands, except per share data) For the three months ended 9/30/2020 6/30/2020 3/31/2020 12/31/2019 9/30/2019 Interest income $7,730 $7,783 $9,666 $11,212 $11,976 PIK interest income 939 744 297 4 10 Fee income 277 109 380 388 93 Dividend income 6 - - - - Total investment income 8,952 8,636 10,343 11,603 12,078 Base management fee 1,320 1,375 1,442 1,506 1,511 Part I incentive fee 343 267 272 992 1,049 Interest expense 2,533 2,995 3,477 3,427 3,673 Other operating expenses1 1,010 830 862 1,002 901 Total expenses 5,207 5,468 6,052 6,926 7,134 Fees waived - - (272) (51) (198) Net expenses 5,207 5,468 5,781 6,876 6,937 Net investment income 3,746 3,169 4,562 4,728 5,142 Net unrealized appreciation (depreciation) 16,405 41,928 (67,418) 1,926 (148) Net realized gains (losses) 505 (2,938) (7,359) (520) (1,997) Net increase (decrease) in net assets resulting from operations $20,656 $42,159 $(70,216) $6,134 $2,996 Note:Numbers may not sum due to rounding 1Includes professional fees, directors fees, administrator expenses and general and administrative expenses.

Net Asset Value Per Share Bridge Note:Net asset value per share amounts are based on the shares outstanding at each respective quarter end. Net investment income per share, net unrealized appreciation / (depreciation), and net realized gain / (loss) are based on the weighted average number of shares outstanding for the period. 1Excludes reclassifications of net unrealized appreciation / (depreciation) to net realized gains / (losses) as a result of investments exited during the quarter. 1 1

OAKTREE
OCSI | Strategic Income Corporation

Capital Structure & Liquidity Overview

Funding Sources

($ in millions)

	Committed	Principal Outstanding	Interest Rate	Maturity
Deutsche Bank Facility	$160	$138	LIBOR+2.65%	3/30/2022
Citibank Revolving Credit Facility	180	119	LIBOR+1.70% / 2.25%[1]	7/18/2023
Short-Term Secured Borrowings	11	11	3.30%	N/A
Total	**$351**	**$268**		

- Revised leverage target to 1.0x to 1.4x from 1.2x to 1.6x
- 2.6% weighted average interest rate on debt outstanding
- On September 29, 2020, amended Deutsche Bank Facility to, among other things, extend the reinvestment period and maturity date to September 30, 2021 and March 30, 2022, respectively, and decrease the size from $200 million to $160 million
- On September 30, 2020, repaid all amounts outstanding under $25 million senior secured revolving credit facility with East West Bank, following which the facility was terminated

Liquidity Rollforward[2]

($ in millions)

	3/31/2020	6/30/2020	9/30/2020
Credit Facility Committed	$405	$405	$351
Credit Facility Drawn	(327)	(312)	(257)
Secured Borrowings	-	-	(11)
Cash and Cash Equivalents	22	30	25
Total Liquidity	**100**	**123**	**108**
Total Unfunded Commitments[3]	6	18	20
Adjusted Liquidity	**$94**	**$105**	**$88**

Historical Leverage Utilization[2]

($ in millions)


Undrawn Capacity
Total Debt Outstanding
$405
$78
$327
$405
$93
$312
$351
$83
$268

	3/31/20	6/30/20	9/30/20
Cash	$22	$30	$25
Net Assets	$211	$250	$267
Net Leverage	1.44x	1.13x	0.91x
Total Leverage	1.55x	1.25x	1.00x

As of September 30, 2020

Note: *We have analyzed cash and cash equivalents, availability under our credit facilities, the ability to rotate out of certain assets and amounts of unfunded commitments that could be drawn and believe our liquidity and capital resources are sufficient to take advantage of market opportunities in the current economic climate.*

[1] *Interest rate spread depends on asset type.*
[2] *Credit facility availability subject to borrowing base and other limitations.*
[3] *Excludes unfunded commitments to the Glick JV.*

12

OAKTREE
OCSI | Strategic Income Corporation

Joint Venture Summary

Joint Venture with GF Equity Funding ("Glick")

- Primarily invests in senior secured loans of middle market companies as well as other corporate debt securities
- Joint venture structure
  - Equity ownership: 87.5% OCSI and 12.5% Glick
  - Shared voting control: 50% OCSI and 50% Glick
- Funded by $90 million credit facility
- **OCSI's investments in the Glick JV (at fair value):**

	9/30/2020	6/30/2020	3/31/2020	12/31/2019
Subordinated Note (L+4.5%)[1]	$49	$46	$38	$54
Subordinated Note % Par	*76%*	*70%*	*57%*	*82%*
87.5% Equity Interest	$ -	$ -	$ -	$ -

Subordinated Notes Restructuring

- During the quarter ended March 31, 2020, OCSI's subordinated note investment in the Glick JV was restructured and placed on non-accrual in response to the more volatile market environment
- While the Company did not recognize interest income from the Glick JV, the underlying investment portfolio generated net investment income of $1.4 million during the quarter ended September 30, 2020
- Subsequent to September 30, 2020, the Glick JV used these proceeds to make a $1.1 million repayment of outstanding principal on the subordinated notes, of which $1.0 million was paid to OCSI

Portfolio Summary

($ in millions; at fair value)

	9/30/2020	6/30/2020	3/31/2020	12/31/2019
Total Investments	$131	$128	$137	$158
First Lien	95%	95%	95%	92%
Second Lien & Other	5%	5%	5%	8%
Number of Debt Investments	40	41	44	42
Average Investment Size	$3	$3	$3	$4
Non-Accruals	1.7%	1.6%	4.2%	0.0%
Wt. Avg. Debt Portfolio Yield	5.6%	5.6%	5.6%	6.7%

Cash Flows & Distributions

($ in millions)

	9/30/2020	6/30/2020	3/31/2020	12/31/2019
Net Investment Income	**$1.4**	**$1.1**	**$2.0**	**$1.8**[2]
Cash Distributions:				
OCSI (87.5%)	$1.0	$1.0	-	$1.4
Glick (12.5%)	$0.1	$0.1	-	$0.2
Total Distributions	**$1.1**	**$1.1**	**$ -**	**$1.6**

Distributions were used to pay down outstanding principal on subordinated notes

Placed on non-accrual status; NII was retained to support NAV

As of September 30, 2020

[1] *Interest rate on subordinated notes was LIBOR + 6.5% prior to the subordinated notes restructuring, which occurred during the quarter ended March 31, 2020.*

[2] *Excludes interest paid on the Company's subordinated notes.*

13

Appendix

Illustrative OCSL-OCSI Merger Consideration Merger Consideration Highlights Illustrative Example1 OCSI OCSL Combined Total NAV $266.7 $914.9 $1,181.6 Shares Outstanding 29.5 141.0 182.1 NAV Per Share $9.05 $6.49 $6.49 Total merger consideration will be based on the NAVs of OCSL and OCSI determined within 48 hours of closing OCSL to acquire 100% of OCSI in a stock-for-stock transaction, with shares to be exchanged on a NAV-for-NAV basis Merger will result in an ownership split of the combined company proportional to each of OCSL’s and OCSI’s respective NAVs At closing, NAV used in determining the exchange ratio will reflect transaction expenses and any tax-related distributions 1Based on NAVs as of September 30, 2020. NAVs do not include the impact of expenses related to the merger or any tax-related distributions. OCSI NAV Per Share $9.05 OCSL NAV Per Share $6.49 Exchange Ratio 1.39 ($ and share amounts in millions, except per share data)

OAKTREE
OCSI | Strategic Income Corporation

OCSI & OCSL Comparison

Portfolio and Balance Sheet Metrics

(At fair value, $ in thousands)

	OCSL	OCSI	Combined
Portfolio:			
Investments at Fair Value	$1,573,851	$502,293	**$2,076,145**
Top 10 Investments[1] (%)	23%	24%	**20%**
Number of Portfolio Companies	113	78	**141**
First Lien (%)	62%	86%	**68%**
Second Lien (%)	22%	4%	**17%**
Unsecured (%)	4%	-	**3%**
Equity (%)	4%	0.5%	**3%**
Joint Venture Interests (%)	7%	10%	**8%**
Non-Accruals at Fair Value (% of debt portfolio)	0.1%	0.0%[2]	**0.1%**
Debt Investment Overlap[1] ($)	$727,907	$258,604	
Debt Investment Overlap[1] (%)	52%	57%	
Balance Sheet:			
Total Assets	$1,640,712	$544,370	**$2,185,082**
Cash and Cash Equivalents	$39,096	$25,073	**$64,169**
Total Debt Outstanding[3]	$709,315	$267,586	**$976,901**
Net Assets	$914,879	$266,681	**$1,181,560**
Total Debt to Equity Ratio	0.78x	1.00x	**0.83x**
Net Debt to Equity Ratio	0.74x	0.91x	**0.78x**
Unsecured Borrowings[3] (%)	42%	-	**30%**
Weighted Average Interest Rate on Debt Outstanding	2.7%	2.6%	**2.7%**

As of September 30, 2020

1 *Excludes investments in Senior Loan Fund JV I LLC and the Glick JV.*

2 *Excludes OCSI's investment in the Glick JV, which was restructured during the quarter ended March 31, 2020 and placed on non-accrual status. Including the Glick JV, non-accruals represented 9.8% of the debt portfolio at fair value as of September 30, 2020.*

3 *Net of unamortized financing costs.*

16

Contact: Michael Mosticchio, Investor Relations ocsi-ir@oaktreecapital.com